Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

November 21, 2011

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Dietrich King, Staff Attorney

Re:	Renewable Energy Group, Inc.
File No. 333-175627

Dear Mr. King:

On behalf Renewable Energy Group, Inc. (the “Registrant”), the Registrant is hereby advising the Staff of its anticipated IPO price range in order to assist the Staff in finalizing its review. In consultation with its underwriters, the Registrant currently anticipates that its preliminary estimated IPO price range will be between $12.50 and $17.50 per share ($5.00-$7.00 before taking into account the 1-for-2.5 reverse stock split to be effective prior to completion of the offering). The underwriters are continuing to develop a valuation model. At this time, the underwriters and their research analysts are continuing to do their internal work, and as such, are not in a position to provide the Registrant with a formal two dollar proposed IPO price range. As such, this price range is based on current market information and may change in the future. The Registrant expects to provide, on a confidential basis, another IPO price range once a more formal valuation process has been completed by its underwriters.

Please do not hesitate to contact me at (415) 983-1021 with any questions.

Very truly yours,

/s/ Heidi E. Mayon

Heidi Mayon

Enclosures

www.pillsburylaw.com